DISH DBS CORPORATION

DISH NETWORK L.L.C.

DISH OPERATING L.L.C.
ECHOSPHERE L.L.C.
DISH NETWORK SERVICE L.L.C.
9601 South Meridian Boulevard
Englewood, Colorado 80112

August 26, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             DISH DBS Corporation (the “Company”)
Registration Statement on Form S-4 (File No. 333-213352)

Ladies and Gentlemen:

In connection with the registration statement on Form S-4 (File No. 333-213352) of the Company and DISH Network L.L.C., DISH Operating L.L.C., Echosphere L.L.C. and DISH Network Service L.L.C. (collectively, the “Guarantors”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2016, relating to an exchange offer of up to $2,000,000,000 of the Company’s 7.75% Senior Notes due 2026 (the “Old Notes”) and the guarantees of each of the Guarantors endorsed upon such Old Notes (the “Old Guarantees” and, together with the Old Notes, the “Old Securities”), previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Company and the Guarantors hereby make the following representations to the Commission:

1.                                      The Company and the Guarantors are registering under the Securities Act the 7.75% Senior Notes due 2026 of the Company (the “New Notes”) and the guarantees of each of the Guarantors endorsed upon such New Notes (the “New Guarantees” and, together with the New Notes, the “New Securities”), to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2.                                      Neither the Company nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer.  In this regard, the Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Securities (a) may not rely on the staff position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company and the Guarantors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting the Exchange Offer each holder (including any broker-dealer) of the Old Securities represents to the Company that it is not an affiliate of the Company, the New Securities will be acquired in the ordinary course of business, and that it is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offer.  If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.

If you have any questions, please contact the undersigned at (303) 723-1611 or Brandon Ehrhart of the Company at (720) 514-5297 or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109.

Yours truly,

/s/ R. Stanton Dodge

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary

cc:	Larry Spirgel
Brandon Hill
Kate Beukenkamp
(Securities and Exchange Commission)

Brandon Ehrhart
(DISH DBS Corporation)

Scott D. Miller
(Sullivan & Cromwell LLP)